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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                       EXCHANGE NATIONAL BANCSHARES, INC.
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                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   301309100
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 301309100                    13G                     Page  of  Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY, MO    431626351
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
        (b) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization


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     Number of             5.      Sole Voting Power

      Shares                       332,702
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      3,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     327,665
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   21,105
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        353,807
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
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 11.    Percent of Class Represented by Amount in Row (9)

        8.5%
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 12.    Type of Reporting Person (See Instructions)
        BK
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--------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

ITEM 1:
                  (a)      Name of Issuer:  Exchange National Bancshares, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM 2:
                  (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the "Bank").

                  (b)      Address of Principal Business Office or, if none,
                           Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

                  (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

                  (d) Title of Class of Securities: Common stock, par value $1.00 per share.

                  (e)      CUSIP No.:   301309 10 0

ITEM 3:

                  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

                  (a)      (X) Bank as defined in Section 3 (a) (6) of the Act.
                               Income Security Act

ITEM 4:  Ownership (as of December 31, 2005)

                  (a)      Amount beneficially owned:  353,807 shares.

                  (b)      Percent of class: The shares identified in paragraph
                           (a) above as being beneficially owned by the Bank represent 8.5% of the 4,169,847 shares outstanding on December 31, 2005.

                  (c)      Number of shares of which such person has:

                           (I)      sole power to vote or to direct the vote:
                                    332,702 shares.



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                                                               Page 4 of 5 Pages


                           (ii)     shared power to vote or to direct the vote:
                                    3,000 shares.

                           (iii) sole power to dispose or to direct the disposition of: 327,665 shares.

                           (iv) shared power to dispose or to direct the disposition of: 21,105 shares.

ITEM 5:  Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6:  Ownership of More than Five Percent on Behalf of Another Person.

                  Of the shares reported in this Schedule 13G, the 353,807 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as t o 332,702 shares, shared voting power as to 3,000 shares, sole investment power as to 327,665 shares, and shared investment power as to 21,105 shares.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8:  Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9:  Notice of Dissolution of Group.

                  Not applicable.






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                                                               Page 5 of 5 Pages


ITEM 10: Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2006



                                        EXCHANGE NATIONAL BANK OF
                                             JEFFERSON CITY

                                        By The Exchange National Bank of
                                                     Jefferson City

                                        BY: S/S
                                            ------------------------------------
                                              Daniel A. Renfrow
                                              Vice President & Trust Officer